April 21, 2015

VIA EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to Comments on Midas Series Trust’s Post-Effective Amendment No. 58 to its Registration Statement on Form N-1A (File Nos. 2-98229; 811-04316)

Dear Ms. O’Neal-Johnson:

On behalf of the above-referenced registrant, set forth below are the comments that you provided by telephone on April 20, 2015 concerning Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of Midas Series Trust (the “Fund”) which was filed with the Securities and Exchange Commission (“SEC”) on February 27, 2015, and the Fund’s responses thereto.  Your comments are set forth below in italics and are followed by the Fund’s responses.  A copy of the Fund’s updated Prospectus, which has been marked to show changes since the filing date, is attached hereto for your reference.  Unless defined herein, capitalized terms have the meanings assigned to them in the Post-Effective Amendment.

PROSPECTUS

1.	General

Please provide the complete information for each Midas series’ Annual Fund Operating Expenses, Cost example, Year-by-year total return, and Average Annual Total Returns in the response letter.

The Fund has provided the information requested in the updated Prospectus attached hereto.

Please confirm that acquired fund fees and expenses for each Midas series do not exceed 0.01 percent (one basis point) of average net assets of the series.

The acquired fund fees and expenses for each Midas series do not exceed 0.01 percent (one basis point) of average net assets of the series.

2.	Midas Perpetual Portfolio - Fund Summary

a. Principal Investment Strategies of the Fund

Please confirm that Midas Perpetual Portfolio does not currently hold gold or silver bullion or bullion type coins and does not currently intend to hold gold or silver bullion or bullion type coins.

Midas Perpetual Portfolio does not currently hold gold or silver bullion or bullion type coins and does not currently intend to hold gold or silver bullion or bullion type coins.

Please note in Midas Perpetual Portfolio’s principal investment strategies that it is non-diversified.

The Fund has made the requested change (see page 2).

3.	Midas Fund - Fund Summary

a.            Annual Fund Operating Expenses

Please confirm that any fees related to short selling by Midas Fund are included in the Annual Fund Operating Expenses table.

Midas Fund did not engage in short selling during the year ended December 31, 2014.

b. Principal Investment Strategies of the Fund

Please confirm that active trading is not a principal investment strategy of Midas Fund.

Active trading is currently not a principal investment strategy of Midas Fund.

4.	Midas Magic – Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

Please note in the disclosure regarding temporary defensive positions that, when Midas Magic takes a temporary defensive position, it may not achieve its investment objective.

The statement “[w]hen the Fund takes a defensive position, it may not achieve its investment objective.” can be found at the end of the last full paragraph on page 21 of the Prospectus.

*           *           *           *           *

The Fund acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments on these matters, or any questions, please contact me at (212) 480-6432, extension 208, or jramirez@midasfunds.com.

Sincerely,

/s/ John F. Ramírez
General Counsel

cc:           Thomas Winmill
Midas Management Corporation

Pamela M. Krill, Esq.
Godfrey & Kahn, S.C.